EXHIBIT 12.1
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
     The following table sets forth our consolidated ratio of earnings to fixed changes for the periods indicated.

	Oct. 3,	Sept. 28,	Sept. 29,	Sept. 30,	Oct. 1,
	2008	2007	2006	2005	2004
	(in thousands, except per share amounts)
Earnings:
Income/(loss) before income taxes	$7,846	$(21,803)	$(22,665)	$(62,259)	$(92,526)
Add: Fixed charges	4,431	4,360	4,753	4,205	2,243

	$12,277	$(17,443)	$(17,912)	$(58,054)	$(90,283)

Fixed Charges:
Interest expense	$2,360	$2,241	$2,231	$1,788	$—
Interest portion of rental expense	2,074	2,127	2,540	2,417	2,243

	$4,434	$4,368	$4,771	$4,205	$2,243

Ratio of earnings to fixed charges (1)	2.8	—	—	—	—

(1)	Our earnings were insufficient to cover our fixed charges by $21.8 million (2007), $22.7 million (2006), $62.3 million (2005), and $92.5 million (2004).